October 14, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.,

Washington D.C. 20549-7010

Attention:	Ms. Cecilia Blye, Chief Office of Global Security Risk

Re:	The Boeing Company Form 10-K for the Year Ended December 31, 2008 File No. 1-00442

Dear Ms. Blye:

Set forth below are the responses of The Boeing Company (“Boeing” or the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter addressed to W. James McNerney, Jr., our President and Chief Executive Officer, dated September 30, 2009, relating to the Company’s Form 10-K for the Year Ended December 31, 2008 (the “Form 10-K”) filed February 9, 2009. For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

General

1.	You state on page 107 that you generate revenues from the Middle East, Africa, and Latin America, regions generally understood to include Iran, Syria, Sudan, and Cuba. Iran, Syria, Sudan, and Cuba are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your annual report does not include disclosure regarding contacts with Iran, Syria, Sudan, and Cuba.

Please describe to us the nature and extent of your past, current, and anticipated operations in, and other contacts with Iran, Syria, Sudan, and Cuba, whether through subsidiaries, joint ventures, or other direct or indirect arrangements. Your response should describe any products, including aircraft and avionics, parts, equipment, components, software, technology, or services you have sold, leased, or otherwise provided into Iran, Syria, Sudan, and Cuba, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of Iran, Syria, Sudan, or Cuba, or entities controlled by those governments.

Boeing’s Global Trade Controls (“GTC”) compliance group reviews contacts with Iran, Syria, Sudan and Cuba (the “Sanctioned Countries”) before the release of goods or information. Boeing’s principal contacts with the Sanctioned Countries consist of products and services solely related to the safe operation of Boeing commercial aircraft and to the launch of commercial communications satellites on behalf of a consortium in which Sudan has a minor participation. In addition, Boeing generated combined annual revenues from these countries during each of the last three fiscal years of approximately $2 million, attributable to the sale of flight navigational materials and the provision of trip planning services for customers in Syria. The annual revenues from these countries are not material to the Boeing Company’s annual revenues of approximately $60 billion. Boeing does not knowingly provide any products, technologies, services or financial support in or to the Sanctioned Countries, except as described above.

Flight safety activities include the provision of safety bulletins, on-site support for aircraft flown by operators in countries other than the Sanctioned Countries and accident investigations taking place inside of Sanctioned Countries. In most cases, our interactions are not with entities in the Sanctioned Countries but with local staff from non-Sanctioned Countries that develop unexpected repair needs from mishaps or incidents that occur in a Sanctioned Country. In the past ten years, Boeing has also managed the launch of two Thuraya commercial communications satellites on behalf of the ArabSat consortium, a satellite provider funded by 21 Arab states for commercial communications satellites such as radio, television and internet. Boeing’s activities in or with entities based in a Sanctioned Country are either “no license required” or are conducted pursuant to licenses from the Treasury Department’s Office of Foreign Assets Control (“OFAC”) or the Commerce Department’s Bureau of Industry and Security (“BIS”). A matrix of active licenses the Company has obtained for the Sanctioned Countries for the activities related to repair of aircraft is set forth in Annex A.

Licenses are not required in order to provide flight navigational materials due to an exemption in the OFAC sanctions programs for informational items that are already in existence, not created specifically for the transaction and that do not contain technology as defined in the Export Administration Regulations. The table below highlights the revenues by year earned in connection with the delivery of navigational materials and provision of trip planning services to the Sanctioned Countries for the past three years. Boeing’s provision of international trip planning services for customers located in Syria is permitted under the current regulations.

Country	2006	2007	2008
Iran	$1,266,000	$1,380,000	$1,572,000
Syria	$690,000	$799,000	0
Sudan	$34,711	$41,011	$39,790
Cuba	0	0	$574,000
Total	$1,990,711	$2,220,011	$2,185,790

2.	Please discuss the materiality of your contacts with Iran, Syria, Sudan, or Cuba, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, and Sudan.

We acknowledge the Staff’s comments and, as discussed in greater detail in our response to Comment No. 1 above, confirm that our contacts with the Sanctioned Countries have been limited to flight safety and commercial satellite launch activities, the sale of exempted flight-related navigational materials and the provision of international trip planning services, in each case as described above. Boeing does not knowingly provide any other products, technologies, services or financial support in or to the Sanctioned Countries.

As disclosed above, Boeing generated combined annual revenues during each of the last three fiscal years of approximately $2 million from the sale of navigational materials and provision of trip planning services. All revenues generated in connection with other activities described above were earned outside of the Sanctioned Countries. Boeing does not consider the level of activity and/or sales in or on behalf of entities in the Sanctioned Countries as cited above to be quantitatively material. Boeing also believes that its sales to these countries should not be regarded as qualitatively material to a reasonable investor making an investment decision because of Boeing’s demonstrated commitment to compliance with applicable U.S. export laws and regulations. We are not aware of any U.S. or foreign government agency enforcement actions pertaining to the Company’s contacts with the Sanctioned Countries.

Boeing has an export control and economic sanctions compliance program that includes training designed to ensure that all activity relating to the listed countries is conducted in conformity with applicable law. The program includes an independent organization of trade control specialists assigned within our business units to advise on business transactions and monitor compliance. There are also established policies and procedures designed to ensure that Company personnel involved in international business and exporting activity are knowledgeable and equipped to prevent any impermissible engagement or contact as well as ensure that parties to any business transactions are screened against the appropriate U.S. government Specially Designated, Denied Parties and other lists. In addition, the Company engages directly and regularly with U.S. government regulators to keep them informed of our business interests and activities with respect to these countries.

Boeing believes that its efforts to comply with applicable law in the conduct of its activities with the Sanctioned Countries should preclude any negative impact on its reputation and shareholder value. Boeing further believes that divestment activities and similar initiatives at the state or local level or otherwise should not affect a reasonable investor’s assessment of our reputation or share value to the extent Boeing continues to conduct its very limited business with respect to the Sanctioned Countries in accordance with applicable law.

* * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (312) 544-2294 with any questions or comments regarding this letter. Thank you for your assistance.

Sincerely,

/s/ Robert J. Pasterick
Robert J. Pasterick Vice President Finance and Corporate Controller Chief Accounting Officer The Boeing Company

Encl.

Annex A – Active Licenses for Cuba, Iran, Sudan and Syria

Active Licenses for Cuba, Iran, Syria and Sudan

from the Office of Foreign Assets Control (OFAC)

Country	License or Case no.	Issue date	Activity covered
Cuba	General correspondence approval	10/28/08	Inform Cuban Ministry of Information and Communications of the onboard wireless communications systems that will be present on future Boeing aircraft to permit proper frequency band coordination.
Iran	IA-11033	9/15/08	Boeing and National Transportation Safety Board authorized to share EAR99 information with Iranian civil aviation authorities regarding a Kyrgyz Airlines B737 incident in Kyrgyzstan.
Iran	IA-11033-a	12/12/08	Boeing and National Transportation Safety Board authorized to share additional information with Iranian civil aviation authorities regarding a Kyrgyz Airlines B737 incident in Kyrgyzstan.
Iran	IA-12349	7/30/09 (submitted)	Pending request to assess safety-critical parts and services that may be needed to ensure the safe operation of Boeing aircraft in Iran.
Sudan	SU-2547	1/25/08	Assist Saudi Arabian Airways with a repair to an aircraft that was grounded in Khartoum, Sudan.
Sudan	SU-2279-a	6/17/08	Add two additional satellites to the original authorization (SU-2279, issued 7/8/07) related to the launch of a satellite for the ArabSat consortium, in which Sudan has 0.47 participation.
Sudan	SU-2747	8/21/08	Marketing and performance of launch services with EADS for ArabSat 6B satellite for the ArabSat consortium, in which Sudan has 0.47 percent participation
Sudan	SU-2747a	1/15/09	Amendment of original authorization to include activities with ArabSat as well as EADS.
Sudan	SU-3024	6/17/09	Provide support to a Saudi Arabian Airlines MD-11 freighter grounded in Khartoum.
Sudan	SU-2930	4/9/09	Share an accident investigation report with the Sudanese civil aviation authorities.

Active Licenses for Cuba, Iran, Syria and Sudan

from the Bureau of Industry and Security (BIS)

Country	License no.	Issue date	Activity covered
Sudan	D389414	2/6/08	Provide technical information to Saudi Arabian Airways for an aircraft grounded in Khartoum.
Sudan	D421398	8/28/09	Share an accident investigation report with the Sudanese civil aviation authorities.
Syria	D399174	1/24/09	Perform safety check and related work for a Syrian Arab Airlines 747.
Syria	D401794	01/24/09	Perform safety check and related work for a Syrian Arab Airlines 747.

The following licenses enable Boeing to provide the minimum spares or information necessary to assure safe and airworthy operation to enable aircraft operated by the named, non-Cuban airlines to leave Cuba in the event of a repair or safety need.

Country	License no.	Issue date	Airline
Cuba	D432012	9/29/09	Martinair Holland
Cuba	D423011	9/29/09	Air France
Cuba	D423000	9/29/09	Virgin Atlantic Airways Limited
Cuba	D405866	11/11/08	Condor Flugdienst GMbH
Cuba	D405968	11/11/08	Air Europa Lineas Aereas S.A.U.
Cuba	D405974	11/11/08	LAN Airlines
Cuba	D410755	1/29/09	Air Italy Polska
Cuba	D411079	2/26/09	First Air
Cuba	D411664	2/26/09	Monarch Airlines Ltd
Cuba	D413650	3/26/09	Cayman Airways Ltd
Cuba	D413651	3/26/09	Blue Panorama Airlines
Cuba	D415141	4/22/09	Westjet
Cuba	D417416	6/17/09	Sunwing Airlines Inc
Cuba	D417420	6/17/09	Baleares Link Express, dba Hola Airlines
Cuba	D419011	7/17/09	Aeroflot Russian Airlines
Cuba	D420057	8/14/09	Compania Panamena De Aviacion